Exhibit 3.46

STATE OF DELAWARE

LIMITED LIABILITYCOMPANY

CERTIFICATE OF FORMATION

First: The name of the limited liability company is _____________
10 Acquisition Sub, LLC

Second: The address of its registered office in the State of Delaware is __________

2711 Centerville Road, Suite 400 in the City of Wilmington

Zip code 19808.                      The name of its Registered agent at such address is Corporation Service Company

Third: (Use this paragraph only if the company is to have a specific effective date of dissolution: "The latest date on which the limited liability company is to dissolve is              .")

Fourth: (Insert any other matters the members determine to include herein.)

In Witness Whereof, the undersigned have executed this Certificate of Formation this

10th             day of December                 , 2014          .